

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 5, 2018

Ronald B. Freeman
Chief Financial Officer
Ingles Markets, Incorporated
2913 U.S. Hwy. 70 West
Black Mountain, NC 28711

> **Re:** **Ingles Markets, Incorporated**
> **Form 10-K for the Fiscal Year Ended September 30, 2017**
> **Filed December 6, 2017**
> **File No. 0-14706**

Dear Mr. Freeman:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products

cc: Patricia E. Jackson
       Controller